DC

No Act
P.E. 3-6-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07047214

March 7, 2007

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

1934
14A-8
3/7/2007

Re: Exxon Mobil Corporation

Dear Ms. Bork:

This is in regard to your letter dated March 6, 2007 concerning the shareholder proposal submitted by Kirk P. Miller for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ExxonMobil therefore withdraws its January 18, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Kirk P. Miller
777 San Antonio Road, Unit #21
Palo Alto, CA 94303

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1488 Facsimile

Lisa K. Bork
Counsel

ExxonMobil

March 6, 2007

VIA Network Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Withdrawal of Shareholder Proposal -- Report on Benefits of Adopting Climate Leadership Policy

Gentlemen and Ladies:

I refer to ExxonMobil's letter dated January 18, 2007, requesting the staff's concurrence that the shareholder proposal referenced above can be excluded from the proxy material for the company's upcoming annual meeting under Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Enclosed as Exhibit 1 is a copy of correspondence from Kirk P. Miller, the sole proponent, confirming that the shareholder proposal has been withdrawn. Accordingly, ExxonMobil also hereby withdraws its request for a no-action letter on this matter.

Please file-stamp the enclosed copy of the letter and return it to me in the enclosed self-addressed, postage-paid envelope. In accordance with SEC rules, I am enclosing five additional copies of this letter and the enclosure. A copy of this letter (and enclosure) is also being sent to the proponent.

If you have any questions or require additional information, please do not hesitate to contact me at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Sincerely,

Lisa K. Bork

LKB
Enclosure

cc - w/enc: **Proponent:**
Kirk P. Miller
777 San Antonio Road #21
Palo Alto, CA 94303
Phone: (650) 858-6890

EXHIBIT 1

"Kirk Miller" <kirk.miller@stanfordalumni.org>

03/05/07 11:26 AM

To <david.g.henry@exxonmobil.com>

cc

bcc

Subject Re: ExxonMobil Shareholder Proposal

History: This message has been replied to and forwarded.

Dave,

Thanks for the e-mail.

As we discussed, I will withdraw the proposal asking for a Climate Leadership Report in exchange for the following:

1) Attendance at a meeting with Exxon Mobil officials to discuss climate change issues.

2) The time, date and location of the meeting is yet to be determined (but will occur sometime within the next few months).

You may contact the SEC and inform them that I have withdrawn the Climate Leadership proposal.

I look forward to meeting with you and following up on the progress from last year's meeting.

Regards,

Kirk Miller

Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

ExxonMobil

January 18, 2007

RECEIVED 2007 JAN 19 PM 3:53

VIA Network Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Report on Benefits of Adopting Climate Leadership Policy

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from Kirk P. Miller (the "Proponent") for inclusion in the Company's proxy material for its 2007 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(7) (ordinary business) and Rule 14a-8(i)(10) (substantial implementation). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

A copy of the Proposal, along with related correspondence to and from the Proponent, is set forth in its entirety in Exhibit 1. The resolution is as follows:

"Resolved:
Shareholders request that the Board report (at reasonable cost and omitting proprietary information) to shareholders by September 30, 2007, on the benefits to the company of adopting a climate leadership policy, including the business benefits resulting from greenhouse gas emissions reductions."

Reason for Omission: Ordinary Business (Rule 14a-8(i)(7))

We believe the Proposal may be omitted pursuant to Rule 14a-8(i)(7) as relating to ExxonMobil's ordinary business, because the Proposal (i) requires the Company to engage in an internal assessment of the risks or liabilities that the Company faces as a result of its operations, and (ii) calls for micromanagement by shareholders regarding a matter that should instead be subject solely to the business judgment of management.

Internal Assessment of Risks or Liabilities

The Staff has previously stated that an internal assessment of risks provides a basis for exclusion of shareholder proposals, as set forth in the Staff's guidance issued in Staff Legal Bulletin No. 14C, published on June 28, 2005 ("SLB 14C"):

> To the extent that a proposal and supporting statement focus on the company *engaging in an internal assessment of the risks or liabilities* that the company faces as a result of its operations that may adversely affect he environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> [Emphasis added. See Section D.2. of SLB 14C.]

We believe that the Proposal fits within this basis of exclusion. To carry out Proponent's request that the Company report on the "benefits to the Company of adopting a climate leadership policy, including the business benefits resulting from greenhouse gas emissions reductions," the Company must necessarily engage in an *internal assessment of the risks or liabilities* in order to determine any benefits. For example, a potential liability that would need to be assessed and factored into the analysis of any potential "business benefits" would be any increased costs to the Company in effecting greenhouse gas emissions reductions. Such costs may include expenses for research, development and implementation of new technologies necessary to reduce such emissions.

The Proposal seeks to require the Company to assess the financial implications (termed "business benefits" by the Proponent) of a part of the Company's business operations, requiring the Company to report to shareholders on the details of the ordinary conduct of its business. Identifying benefits to the Company of adopting a "climate leadership policy" and determining any "business benefits" are extremely complex matters requiring the input and analysis of a variety of experts. Developing the cost/benefit analysis of such aspects of the Company's operations is a very technical matter requiring expertise which management is in the best position to oversee. Such an analysis and assessment of risks, which is the subject of the Proposal, should be solely subject to the Board's discretion.

In short, the Proposal at its core calls for an assessment of the Company's internal risks. While the Proposal relates to greenhouse gas emissions, the resolution itself requests a report on the benefits to the company of adopting a climate leadership policy, including the *business benefits* resulting from greenhouse gas emissions reductions.

The Staff has consistently found that proposals involving an evaluation of risk by the company should be left to the discretion of the company's management. These excluded proposals included many that related to environmental issues. The following are a few examples.

- In Wells Fargo & Company (available Feb. 16, 2006), the Staff agreed there was a basis for the company's view that it may exclude as relating to ordinary business operations (i.e., evaluation of risk) a proposal requesting the board to prepare a report on the *effect on the company's business strategy* of the challenges created by global climate change.
- In The Ryland Group, Inc. (available Feb. 13, 2006), the Staff concurred that the company could omit a proposal as relating to the company's "ordinary business (i.e., evaluation of risk)" where the proposal requested that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.
- In Xcel Energy, Inc. (available April 1, 2003) (also cited in SLB 14C), and Cinergy Corp (available Feb. 5, 2003), the Staff agreed to the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report disclosing the economic risks associated with the Company's emissions of carbon dioxide and other gases and the *economic benefits* of committing to a substantial reduction of those emissions. The Staff concurred that these proposals related to the companies' ordinary business operations (i.e., evaluation of risks and benefits).

The Proposal at hand is particularly analogous to the proposals at issue in Xcel and Cinergy cited immediately above. The precedent proposals asked for a report disclosing the "*economic benefits* of committing to a substantial reduction" of emissions, while the Proposal here asks for a report on the "*business benefits* resulting from greenhouse gas emissions reductions." Assessment of risks and benefits relating to oil and gas exploration, production, refining and marketing is part of the everyday business of the Company. This Proposal involves an assessment of risks and benefits that fits squarely within this everyday business.

For the reasons set forth above, we believe that this Proposal primarily involves an internal evaluation of risks that the Company faces as a result of its operations, and therefore, it may be omitted under Rule 14a-8(i)(7) as an ordinary business matter.

Micromanagement by Shareholders

The Proponent is attempting to impose a specific timeframe (a report by September 30, 2007) for reporting on a matter involving extremely complex policies and technological matters. This attempt at micromanagement would result in shareholders having to make a judgment that they would not, as a group, generally be in a position to make in an informed manner.

The Company acknowledges that the matter of emissions in its operations is important – indeed the Company takes this matter very seriously and continues to work hard to improve energy efficiency and decrease emissions, as described in the next section. However, the specifics of pursuing particular projects – e.g., the suggestion by Proponent that a climate leadership policy would include setting greenhouse gas emissions reductions targets - are not something that should be decided by the shareholders at the annual meeting. See, e.g., Duke Energy Corporation (available Feb. 16, 2001) where the staff concurred that the company could exclude a proposal recommending that the board take necessary steps to reduce nitrogen oxide emissions from coal-fired plants operated by the company in North Carolina.

The Company believes that this Proposal calls for micromanagement by shareholders, and can therefore be omitted from the proxy statement under Rule 14a-8(i)(7) as an ordinary business matter.

Reason for Omission of Proposal: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

The Company believes that the Proposal has been substantially implemented, and can therefore be omitted from the proxy statement.

The Proposal basically requests that ExxonMobil's Board adopt a climate leadership policy, which might include "... strategies to address ExxonMobil's climate impacts." (See last bullet point in Proposal, before resolution.) ExxonMobil believes that shareholders should be kept informed of the Company's views and plans regarding significant issues relevant to our business. Over the past years, we have communicated with shareholders on the topics of greenhouse gas emissions and the risks of climate change through a number of venues, including our Corporate Citizenship Report, Summary Annual Report, proxy statement, executive speeches, and Op-Eds. Communication is an ongoing process.

The thrust of the Proposal includes fundamental elements of ExxonMobil policy as explained in detail in numerous company publications, including our Report entitled "Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future

Energy Options," issued in February of 2006 (the "Report"). A copy of the Report is enclosed as Exhibit 2. The Report was reviewed by our Board's Public Issues Committee prior to finalization and is available on ExxonMobil's website at www.exxonmobil.com. A paper copy is available on request to any shareholder or other interested person free of charge.

The Report was prepared and made available as part of ExxonMobil's ongoing effort to keep shareholders and the public informed of our views and actions on the important matters of energy trends, greenhouse gas emissions and future energy options. The Report provides comprehensive current information to our shareholders and other interested members of the public on all of the aforementioned issues, including *our approach to greenhouse gas reduction*. Among other things, the Report builds on feedback we received from a prior public report (issued in 2004) and includes material intended to respond to issues and questions raised in meetings with investors; in shareholder letters and email to the company and its directors; and in new and repeat shareholder proposals, including a similar proposal regarding low-carbon leadership submitted for the 2006 Annual Meeting (see discussion of Exxon Mobil Corporation (available March 17, 2006 below).

While we believe the entire Report is relevant to the subject matter of the Proposal, we call the Staff's attention in particular to "Section 2: Greenhouse Gas Emissions - A Global Issue", beginning on page 8, and to the discussion of:

(i) ExxonMobil's efforts to reduce greenhouse gas emissions in our own operations and in the use of our products by customers in Section 2 of the Report (see, for example, "ExxonMobil Actions to Reduce GHG Emissions" on pp. 11-12); and

(ii) our extensive work on research and development of future technology that would reduce the carbon component of energy production (see "Section 3: Technology Options for the Longer Term" on pp. 14-17, as well as "ExxonMobil's Technology Advantage" on p. 7; the discussion of various technology issues on pp. 8-9; and the update on p. 12 regarding the "Global Climate and Energy Project" we help support at Stanford University.)

We believe the Report demonstrates ExxonMobil's leadership in reducing greenhouse gas emissions from our own operations and developing future low-carbon technologies.

Information on ExxonMobil's actions to improve efficiency and reduce greenhouse gas emissions in our operations, in recognition of the risk of climate change, are discussed primarily in "Section 2: Greenhouse Gas Emissions - A Global Issue" of the Report. The Report also provides current information on matters such as

- Our greenhouse gas emissions by segment (both from facilities we operate and our share of emissions from projects in which we hold an equity interest) (page 11);
- Research efforts to improve scientific understanding, assess policy options, and develop technologies that will be commercially viable without the need for subsidies (and which

will thus be more likely to be widely implemented in the developing world, where the bulk of future carbon emission growth is projected to occur) (page 11);

- Our partnerships with automobile manufacturers to help develop advanced fuel and engine systems (page 11);
- Emission reduction under our Global Energy Management System (page 11);
- Our highly efficient cogeneration projects (pages 11-12);
- Our flare reduction programs (page 12); and
- Progress of our $100 million investment in Stanford University's Global Climate and Energy Project, which currently includes research projects in hydrogen, solar energy, biomass, advanced combustion, CO2 sequestration, and advanced materials (page 12).

As ExxonMobil has consistently explained, we believe technological breakthroughs, not simply expanded scale of existing technologies, are the key to unlocking the potential of alternative low-carbon energy technologies. Section 3 of the Report, entitled "Technology Options for the Longer Term," presents a detailed discussion of our focus on breakthrough technologies. Specific areas of discussion include carbon capture and storage; hydrogen; wind and solar; gasification; and advanced nuclear technologies, with a cost/benefit assessment of CO2 abatement alternatives.

We thus believe that ExxonMobil is a leader in addressing the risk of greenhouse gas emissions on a long-term global basis. As the table on page 7 of the Report graphically illustrates, ExxonMobil holds a significant leadership position over our competitors in technology investment.

The Staff concurred that the Company could exclude, on substantial implementation grounds, a similar proposal in 2006 that requested the Company to make it a policy to be an "industry leader" (i) in reducing greenhouse gas emissions from our own current operations and products and (ii) in developing future technology that would reduce the carbon component of energy production. Exxon Mobil Corporation (available March 17, 2006). See also, Exxon Mobil Corporation (available March 18, 2004) (proposal for report on how ExxonMobil is responding to pressures to significantly reduce carbon dioxide and other greenhouse gas emissions excludable from ExxonMobil's proxy material under Rule 14a-8(i)(10) on the basis of a predecessor report to the Report described above).

We believe the Report demonstrates that ExxonMobil is already pursuing a policy of leading rather than following in the achievement of a low-carbon energy future. Recognizing that hydrocarbons will continue to provide the bulk of the world's energy needs for years to come and that this is the area in which ExxonMobil's efforts and expertise can yield the biggest "bang for the buck," we believe such leadership is to be found from our perspective primarily in our focus on improving efficiencies in our own operations and on improving efficiencies in the end use of our products.

We thus believe the Proposal has been substantially implemented and may be omitted from the proxy material for our 2007 annual meeting under Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, the Company believes that it may properly omit the Proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the Proponent.

Sincerely,

Lisa K. Bork

LKB

Enclosures

cc - w/enc: **<u>Proponent:</u>**
Kirk P. Miller
777 San Antonio Road #21
Palo Alto, CA 94303
Phone: (650) 858-6890

EXHIBIT 1

FAX (972) 444-1505

To: Henry Hubble, Secretary
ExxonMobil Corporation

Date: December 11, 2006

From: Kirk Miller
(650) 858-6890 telephone

Attached are four pages of a shareholder resolution.

Please call me at the above number and let me know that all four pages were received.

Thank You

Henry Hubble, Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

12-11-06

Mr. Hubble,

I am an ExxonMobil Shareholder and plan to offer the attached shareholder proposal at ExxonMobil's 2007 Annual Meeting.

I have attached proof of ownership in the form of a letter from my broker. I have held these shares for more than one year and will hold them through the 2007 annual meeting.

Please review the attached proposal and contact me if there are any questions.

Sincerely,

Kirk Miller

Kirk P. Miller
777 San Antonio Road, Unit #21
Palo Alto, CA 94303
650 858-6890

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Leadership Role in Greenhouse Gas Reduction and Avoiding Climate Change

Whereas:

- The overwhelming majority of the worldwide scientific, business and political community has accepted the growing evidence that global warming and associated climate change is caused in part by fossil fuel use;

- There is a need for ExxonMobil to show leadership in the area of greenhouse gas emissions and the related climate change. ExxonMobil has failed to display this leadership.

- XOM has adopted a public stance on climate change that has been characterized as "Study, Delay and Deny". This stance is similar to the previous stance of the cigarette industry which for many years continued to state that cigarettes were not addictive or hazardous – long after the facts were clear.

- The Kyoto Protocols (part of the UN Framework Convention on Climate Change) came into effect in February 2005, ratified by 156 countries. ExxonMobil's policy of inaction, places shareholders in direct opposition to adopted policies of 156 counties.

- The multi-year, international Expose Exxon Campaign ( ) clearly describes how ExxonMobil is unlike ALL OTHER large oil companies in their stance on climate change.

- ExxonMobil has funded some long-term academic research related to global warming (this is the Study portion of "Study, Delay & Deny" stance).

- ExxonMobil has refused to shift existing business practices and corporate policies to take a leadership role in greenhouse gas reductions and avoiding climate change.

- ExxonMobil has refused to set and publish greenhouse gas emissions targets. Our main competitors have already set and already achieved significant emissions reduction targets – ExxonMobil is not displaying a leadership role in greenhouse gas reduction.

- Two of ExxonMobil's main international competitors, Royal Dutch Shell and British Petroleum, have significantly increased renewable energy implementation, including solar, wind and hydrogen and set targets for greenhouse gas emissions. These firms have taken leadership positions relating to climate change and are NOT subject to the damaging campaigns such as ExxposeExxon.

- Incorporating "Leadership in Climate Change" as a significant part of ExxonMobil business model is entirely missing from all previous Exxon reports, including the February 2006 Report "Tomorrow's Energy".

- A climate leadership policy might include: advocating for public policies on GHG emissions that would and provide certainty and predictability; setting GHG emissions reductions targets for operations and products; investing in low-carbon, renewable energy alternatives; and other strategies to address ExxonMobil's climate impacts.

Resolved:

Shareholders request that the Board report (at reasonable cost and omitting proprietary information) to shareholders by September 30, 2007, on the benefits to the company of adopting a climate leadership policy, including the business benefits resulting from greenhouse gas emissions reductions.

Kirk Miller
(650) 858-6890
kirk.miller@stanfordalumni.org

citigroup
SMITHBARNEY

1144 Hooper Avenue, Suite 301
Toms River, NJ 08753
Tel 732-914-2300
Fax 732-505-9693
Toll Free 800-624-0292

December 7, 2006

Kirk Miller
777 San Antonio Road #21
Palo Alto, CA 94303

Dear Kirk,

This letter is to confirm that for your account number 156-00126-17-003, as of December 7, 2006 you have a balance of 250 shares of Exxon Mobil common stock. These shares have been held in this account for more than a year. If you need any further information please feel free to contact me.

Sincerely,

Tracey Sentner
Senior Sales Associate to
Victor J. Roccki
Senior Vice President-Wealth Management

This information is being provided at your request and does not replace or supersede your monthly Smith Barney customer statement. This information is based upon the market value of your account as of the close of business on December 7, 2006, and is subject to daily market fluctuation.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. Kirk P. Miller
777 San Antonio Road, Unit #21
Palo Alto, CA 94303

Dear Mr. Miller:

This will acknowledge receipt of the proposal concerning a climate leadership report, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. However, the proof of ownership included with your submission is insufficient.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal.

Note that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 11, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 11, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. The letter from Citigroup that was enclosed with your submission is dated December 7, 2006.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

Climate leadership proof ok

Sent via fax (972) 444-1505

SHAREHOLDER RELATIONS

DEC 19 2006

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

Henry Hubble, Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

12-19-06

Mr. Hubble,

Attached is a second proof of ownership documentation in the form of a letter from my broker, stating that I owned the shares on December 11, 2006, the date of my shareholder proposal.

Please contact me and let me know if this documentation is sufficient for you, as per your Dec 12 letter asking for additional documentation.

Sincerely,

Kirk Miller

Kirk P. Miller
777 San Antonio Road, Unit #21
Palo Alto, CA 94303
650 858-6890

citigroup
SMITHBARNEY

1144 Hooper Avenue, Suite 301
Toms River, NJ 08753

Tel 732-914-2300
Fax 732-505-9693
Toll Free 800-624-0292

December 18, 2006

Kirk Miller
777 San Antonio Road #21
Palo Alto, CA 94303-4833

Dear Kirk,

This letter is to confirm that for your account # 156-00126-17-003, on December 11th, 2006 you had a balance of 250 shares of Exxon Mobil Common stock. These shares have been held in your account for at least one year prior to that date. If you need any further assistance please let me know.

Regards,

Tracey Sentner
Senior Client Service Associate to
Victor J. Roccki
Senior Vice President – Investments

This information is being provided at your request and does not replace or supersede your monthly Smith Barney customer statement.

EXHIBIT 2



Tomorrow's Energy

A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

February 2006

ExxonMobil

Taking on the world's toughest energy challenges.™

CONTENTS

Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy – one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

Section 1: The Next Quarter-Century of Energy

Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy *is expected to double in size by 2030 – mainly driven by the* developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development – OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter-century will have a dramatic impact on global energy demand and trade patterns.

A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE), with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most *pronounced in the rapidly expanding developing countries* (See Fig. 1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

Fig. 1

Growing World Energy Demand
Millions of Barrels per Day of Oil Equivalent (MBDOE)


World
400
350
300
250
200
150
100
50
0
205
230
1.6%
334
2000 2005 2030
North America
0.6%
57
68
Europe
0.8%
37
47
Russia / Caspian
1.3%
18
27
Asia/Pacific (OECD)
0.9%
17
23
Middle East
1.9%
11
19
Asia/Pacific (Non-OECD)
3.2%
44
113
Latin America
2.2%
9
18
Africa
2.0%
11
19
2000
2030
% = Average Annual Growth 2000 - 2030

Note: For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Republic of Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, Turkey, the UK and the United States.

Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important, given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries

Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing Nations
2000-2030
-1.8%
-1.4%
Developed Nations
-1.5%
1980
1990
2000
2010
2020
2030

Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy in 2030, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher CO_2 intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase almost 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide (CO_2) emissions, with close to 85% of the increase in developing countries (See section 2).
- Advances in technology are critical to successfully meeting future energy supply-and-demand challenges.

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base

Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)



350
300
250
200
150
100
50
0
% = Average growth/Year 2000 - 2030
1.6%
1.8%
Other
Coal
1.8%
Gas
1.4%
Oil
1980
1990
2000
2010
2020
2030
Other Energy
MBDOE
80
70
60
50
40
30
20
10
0
Wind and Solar 11.1%
1.3%
Biomass,
Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
Wind and Solar
MBDOE
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12.4%
Wind
Solar
9.6%

Non-fossil energy supplies will expand

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth in Transportation 2000 - 2030
Light-Duty Vehicles
Million



500
400
300
200
100
0
% = Average Growth / Year 2000 - 2030
4.7%
1.2%
0.9%
North America
(incl. Mexico)
Europe
Asia/Pacific
2000
2010
2020
2030

development that ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

Natural Gas: Power generation, emissions benefits and LNG technology drive growth

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe, where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas-consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

LNG's dramatic growth

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

Global oil resources are adequate to meet demand

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered (See Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports


Billion cubic feet per day
100
80
60
40
20
0
LNG
Long Pipelines
Local Production
2000
2030
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources


Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/
Oil Sands
Oil Shale

Meeting Future Energy Needs: Technology, investment and supportive governments are critical

To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

Fig. 7

The Move to Deeper Water: Exploration depths
Depth in feet



2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005

Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

Fig. 8

Total World Energy Investment Requirement: $17 Trillion
World Energy Investment, 2004-2030

Over $200 billion per year required in Oil and Gas



Oil
18%
Gas
18%
Coal
2%
Electricity
62%

Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

Fig. 9

ExxonMobil R&D Investment 2000 - 2004



Millions of Dollars
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk.
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before.
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.

Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in CO_2 emissions from 2000 through 2030 (See Fig.10).

Fig. 10

CO_2 Emissions Growth Driven by Developing Countries


Billion metric tons CO_2
40
35
30
25
20
15
10
5
0
1980
1990
2000
2010
2020
2030
Average Growth / Yr.
2000-2030
1.7%
2.7%
Developing
Developed
0.5%
Growth
2000-2030
85%
15%

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of CO_2 from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of CO_2 per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world (See Fig. 12).
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

The Need for Innovative Technology[5]

Carbon Emissions
Billions of Metric Tons of Carbon


50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions of technology improvement
Required to stabilize CO_2 level in atmosphere of 550ppm
Assumed advances in:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap technologies:
• Carbon Capture & Storage
• Hydrogen/ Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
1990
2010
2030
2050
2070
2090

Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century, even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO_2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap.
In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

Existing Technologies Offer Significant Potential

Projected Chinese Emissions with Enhanced Technology[6]
MMTCE


2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025

Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries.
A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30% and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 35% of anticipated 2025 emissions and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

ExxonMobil Recommendations: Key Objectives for Long-Term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks and pace policy response

ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.

Fig. 20

Sustained Competitive Advantage
5-year Rolling Average Return on Capital Employed**


Percent
20
15
10
5
0
2000
2001
2002
2003
2004
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk are familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

Investment discipline and long-term perspective

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

Business Model
ExxonMobil Approach


Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

A focus on operational excellence

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards, and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.

- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.

- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.

- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

Fig. 22

OIMS' 11 Elements



Operations
Driver
Evaluation
1. Management Leadership, Commitment, and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.

- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com

February 2006

Printed entirely on recycled paper

SP-116

END